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                            October 13, 2023

       Jihong He
       Chief Financial Officer
       H World Group Ltd.
       No. 1299 Fenghua Road
       Jiading District, Shanghai 201803
       People   s Republic of China

                                                        Re: H World Group Ltd.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Response dated
August 28, 2023
                                                            File No. 001-34656

       Dear Jihong He:

              We have reviewed your August 28, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 4,
       2023 letter.

       Form 20-F for Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 45

   1. We note your response to prior comment 2 that three directors of the Company and/or its consolidated foreign
operating entities advised that they are CCP members and they act as the secretary in
different primary-level party organizations of Huazhu group. Please clarify for us the
directors to which you refer and specifically describe their roles and responsibilities within
the different primary-level party organizations of the Huazhu group. In addition,
please explain to us in detail how you considered their roles and responsibilities in
your determination that they are not CCP officials.
 Jihong He
H World Group Ltd.
October 13, 2023
Page 2

       Please contact Jennifer Gowetski at 202-551-3401 or Andrew Mew at 202-551-3377 with any questions.



FirstName LastNameJihong He                            Sincerely,
Comapany NameH World Group Ltd.
                                                       Division of Corporation
Finance
October 13, 2023 Page 2                                Disclosure Review
Program
FirstName LastName